Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Core Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$138,119,828	0.00927%	$12,803.71

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$138,119,828

Total Fees Due for Filing			$12,803.71

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$12,803.71